# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MANNATECH INC, CIK 0001056358
CUSIP: 563771203
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1410 LAKESIDE PARKWAY, SUITE 200, FLOWER MOUND, Texas (TX), 75028
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001205967-25-000003
Filed by CIK 0001205967

## Reporting persons
- LACORE TERRY

## Item 1. Issuer
Name of issuer: MANNATECH INC
Address of issuer's principal executive offices: 1410 LAKESIDE PARKWAY, SUITE 200, FLOWER MOUND, TEXAS, 75028

## Item 2. Person Filing
Name of person filing: Terry LaCore
Address of principal business office or, if none, residence: 522 LaCore Lane, Melissa, TX 75454
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 159,585
Percent of class: 8.27
Sole power to vote or to direct the vote: 159,585
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 159,585
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- LACORE TERRY: Tana Lynette Ward, Attorney-in-Fact (08/19/2026)